The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended July 31, 2002, amounts have been reclassified to reflect a decrease in paid-in capital of $3,193,991, a decrease in overdistributed net investment income of $3,237,807, and an increase in accumulated net realized loss on investments of $43,816. Net assets of the Fund were unaffected by the reclassifications.